August 4, 2005
VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Daniel L. Gordon, Accounting Branch Chief Mail Stop 4561

Re:	T REIT, Inc. Form 10-K for Year Ended December 31, 2004 (the “Form 10-K”) Filed April 1, 2005 File No. 0-49782
Gentlemen:
     This letter is submitted on behalf of T REIT, Inc. (the “Company”) in response to the comment provided by the Staff in its letter to the Company dated July 11, 2005 (the “Comment Letter”). The Company’s response below is numbered to correspond to the numbered paragraph in the Comment Letter. For your convenience, we repeat in bold italics the Staff’s comment prior to the Company’s response.
     Form 10-K for the year ended December 31, 2004
     Notes to Consolidated Financial Statements
1.	We note that you have a significant interest in City Center West “A” Building – TIC. Please tell us how it was determined that this entity is not a variable interest entity in accordance with paragraph 5 of FIN 46(R).
In determining whether City Center West “A” was a variable interest entity, we evaluated the requirements of paragraph 5 of FIN 46(R) as follows:
Per paragraph 5 of FIN 46(R), an entity shall be subject to consolidation if any of the following exist:
The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity.
When performing this test, we calculated the debt to equity ratios and also considered the future cash flows. Based on our analysis, we determined that the entity had sufficient equity and cash

Securities and Exchange Commission, Division of Corporation Finance
August 4, 2005 — Page 2
flows to support the operations of the entity without subordinated financial support from other parties.
The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
a. The direct or indirect ability through voting rights or similar rights to make decisions about the entity’s activities that have a significant effect on the success of the entity. The investors do not have the ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
In accordance with the terms of the tenant-in-common, or TIC, agreement and the management agreement, all material transactions including, but not limited to budget approval, capital expenditure approval, refinancing approval, the sale of the property and operational changes, including leasing and deviation from the operating plan require unanimous approval by all tenants-in-common.
b. The obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities. The investor or investors do not have the obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
Per the TIC and Management Agreements, should additional contributions be required each TIC will contribute an amount consistent with its prorata share.
c. The right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.
Per the TIC and Management Agreements, each TIC will be entitled all benefits and obligations of the Property in accordance with their respective interests.
The equity investors as a group also are considered to lack characteristic (b) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
Per the TIC and Management Agreements, all losses and returns are in accordance with each TIC’s respective ownership percentage and material transactions require unanimous approval by all TIC’s and therefore, do not benefit any one TIC disproportionately.
Based on the analysis above, we determined that City Center West “A” was not a variable interest entity under the requirements of paragraph 5 of FIN 46 (R).

Securities and Exchange Commission, Division of Corporation Finance
August 4, 2005 — Page 3
     Item 9A. Controls and Procedures
2.	Please revise your filing to include your principal executive and financial officer’s conclusions on the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e) of the Exchange Act, as required by Item 307 of Regulation S-K.

Please see our revised disclosure on Page 54 of the Company’s Amendment No. 2 to its Form 10-K.
* * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2 to its Form 10-K (the “Form 10-K/A”);

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K/A reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K/A; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
     If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 667-8252. Thank you.
Very truly yours,

Scott D. Peters
Chief Financial Officer

cc:	Andrea R. Biller, Esq. Peter T. Healy, Esq. of O’Melveny & Myers LLP